LIMITED LIABILITY COMPANY AGREEMENT

OF

MAISONX, LLC

A DELAWARE LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "*Agreement*") of MaisonX, LLC, a Delaware limited liability company (the "*Company*"), is made and entered into effective as of October 10, 2017 by and among the parties listed on Exhibit A of this Agreement, with reference to the following facts:

RECITALS

WHEREAS, the parties listed on Exhibit A desire to form the Company as a limited liability company under the laws of the State of Delaware and, to that end, have caused the Certificate of Formation for the Company (the "*Certificate*") to be filed with the Delaware Secretary of State;

WHEREAS, prior to date hereof (and prior to the formation of the Company), some of the parties listed on Exhibit A reviewed and executed a prior draft of a limited liability company agreement of the Company (the "*Prior Draft*");

WHEREAS, the Prior Draft was never fully executed and delivered by the parties thereto;

WHEREAS, the Prior Draft (a) contained numerous errors, (b) contained numerous terms and conditions that the parties listed on Exhibit A did not intend to be included in the limited liability company agreement of the Company, and (c) did not reflect the intentions of the parties listed on Exhibit A;

WHEREAS, the parties listed on Exhibit A acknowledge and agree that the Prior Draft was never of any force or effect; and

WHEREAS, the parties listed on Exhibit A intend for this Agreement (a) to be the limited liability company agreement of the Company effective as of the date hereof and (b) to govern the business and affairs of the Company and their respective right and obligations as Manager (defined below) and Members (defined below) of the Company.

AGREEMENT

NOW, THEREFORE in consideration of the premises, the mutual promises and obligations contained herein, and with the intent of being legally bound, the parties hereto agree as follows:

1. **Purpose.** The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the laws of the State of Delaware. The Company shall have the power to make and perform all contracts and to engage in all activities and transactions necessary or advisable to carry out the purposes of the Company, and all other powers available to it as a limited liability company under the laws of the State of Delaware.

2. **Formation and Name.** The Company was formed as a limited liability company under the name of MaisonX, LLC by the filing of the Certificate with the Secretary of State of the State of Delaware on May October 10, 2017, pursuant to the provisions of Section 18-201 of the Delaware Limited Liability Company Act, as amended from time to time (the "*Act*"). The execution and filing of the

Certificate by an authorized person, within the meaning of the Act, and the filing thereof in the office of the Secretary of State of the State of Delaware are hereby ratified, confirmed and approved.

3. **Principal Office.** The principal office of the Company shall be at such place or places as the Managers may from time to time designate. The Company may also have such other offices as the Managers may from time to time designate.

4. **Registered Agent**. The name and business address of the agent for service of process for the Company in the State of Delaware are as set forth in the Certificate, or such agent for service of process shall be such other person or entity as the Managers may appoint from time to time, and the Managers are hereby authorized to execute and file an amendment to the Certificate to reflect such agent for service of process.

5. **Term.** The term of the Company commenced upon the filing of the Certificate in the Office of the Secretary of State of the State of Delaware and shall conclude upon the earlier of (a) the written consent of the Members representing a majority in interest of the then-outstanding Units or (b) the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by the Act. For purposes hereof, "*Members*" shall mean the individuals and entities listed on Exhibit A as "Members" and each other person or entity who is admitted as a member of the Company from time to time in accordance with the provisions of this Agreement.

6. **Capital Contributions of the Members; Units.** The amount of each Member's capital contribution to the Company (or the amount of capital contribution attributable to such Member) is set forth across from such Member's name on Exhibit A hereto. No Member shall be required to make any additional capital contributions or lend any funds to the Company. Each Member's membership interest shall be represented by units of the limited liability company interest in the Company ("*Units*"), consisting of "Common Units" or such other Units as the Managers may authorize from time to time.

7. **Representations and Warranties of the Members.** Each Member hereby represents and warrants to the Company, severally and not jointly, as follows:

(a) Member is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Units. Member is purchasing the Units for investment for Member's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "*Securities Act*").

(b) Member understands that the Units have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Member's investment intent as expressed herein.

(c) Member further acknowledges and understands that the Units must be held indefinitely unless the Units are subsequently registered under the Securities Act or an exemption from such registration is available. Member further acknowledges and understands that the Company is under no obligation to register the Units.

(d) Member is familiar with the provisions of Rules 144 and 701 under the Securities Act, as in effect from time to time, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public

2

offering subject to the satisfaction of certain conditions. Rule 701 provides that if the issuer qualifies under Rule 701 at the time of issuance of the securities, such issuance will be exempt from registration under the Securities Act. In the event the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the securities exempt under Rule 701 may be sold by Member ninety (90) days thereafter, subject to the satisfaction of certain of the conditions specified by Rule 144.

(e) In the event that the sale of the Units does not qualify under Rule 701 at the time of purchase, then the Units may be resold by Member in certain limited circumstances subject to the provisions of Rule 144, which may require, among other things, (i) the availability of certain public information about the Company and (ii) the resale occurring following the required holding period under Rule 144 after the Member has purchased, and made full payment for (within the meaning of Rule 144), the securities to be sold.

(f) Member further understands that at the time Member wishes to sell the Units there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Company may not be satisfying the current public information requirements of Rule 144 or 701, and that, in such event, Member may be precluded from selling the Units under Rule 144 or 701 even if the minimum holding period requirement had been satisfied.

8. Allocation of Profit and Loss. All profits and losses of the Company shall be allocated to the Members *pro rata* in accordance with their respective Units.

9. Distributions and Withdrawals.

(a) Distributions and withdrawals, and the timing and amounts thereof, will be made at the discretion of the Managers; provided, however, that no distribution or withdrawal shall be made unless made *pro rata* in accordance with their respective Units. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in the Company if such distribution would violate applicable law.

(b) Notwithstanding Section 9(a) above, before any amounts are distributed pursuant to paragraph 9(a) for the then-current fiscal and taxable year of the Company (the applicable "*Fiscal Year*"), and, in any event, on or before April 1 of each Fiscal Year, the Company shall distribute to each Member an amount in cash out of the Company's cash on hand equal to the product of (A) the amount of taxable income allocable with respect to the Units of such Member for the preceding Fiscal Year (net of cumulative tax losses previously allocated to the Units of such Member in all prior Fiscal Years and not used in prior Fiscal Years to reduce the taxable income of such Member) (provided, that such calculation shall be made on the assumption that taxable income or tax loss from the Company is such Member's only taxable income or tax loss) and (B) the Combined Marginal Rate for such preceding Fiscal Year (the "*Tax Distribution Amount*"); provided, that no such distribution shall be made to the extent distributions made to such Member pursuant to Section 9(a) above in the preceding Fiscal Year exceed the amount otherwise required to be distributed to such Member pursuant to this Section 9(b) for such preceding year. In addition to such distributions following the end of each Fiscal Year, if requested by any Member in a written notice to the Company, the Company shall make advances of such distributions of cash out of the Company's cash on hand to each Member during such Fiscal Year as may be necessary in order to enable such Member to make estimated tax payments with respect to the income tax liabilities referenced in the foregoing sentence. Distributions made pursuant to this Section 9(b) will be treated as advances against, and will reduce, any distributions otherwise due such Member under other applicable provisions of this Agreement. Notwithstanding anything to the contrary herein, any distribution proposed to be made pursuant to this Section 9(b) may be waived with respect to any Member by the written consent of such Member delivered to the Company. If available cash, as determined in good faith by the Managers after considering the Company's ability to satisfy its obligations as they come due, is insufficient to pay the Tax Distribution Amount of each Member, then each Member's share thereof will be reduced by a pro rata amount based on the ratio of such Member's Tax Distribution Amount to all Members' Tax Distribution Amounts (each such Member's "*Shortfall Amount*"), and if, at any time thereafter, available cash, as determined in good faith by the Managers after considering the Company's ability to satisfy its obligations as they come due, is sufficient to pay all or any portion of the Members' Shortfall Amounts, then the Company promptly will pay all or the portion of each Member's Shortfall Amount to the extent so available, on a comparable pro rata basis. For purposes hereof, "*Combined Marginal Rate*" shall mean, for any Fiscal Year, the sum of (x) the highest marginal federal income tax rate assessable for such year on the ordinary income of individual taxpayers (based upon the rates set forth in Section 1 of the Internal Revenue Code of 1986, as amended (the "*Code*")) and (y) the highest marginal state income tax rate assessable for such year on the ordinary income of individual taxpayers resident in the state in which the applicable Member is a tax resident after giving effect to the federal income tax benefit derived from such state taxes based upon the rate determined in the preceding clause (x) and without regard to Section 68 of the Code. The Company, at its expense, will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required state and local tax returns in each jurisdiction in which the Company is required to file tax returns. The Company will provide each Member, within 90 days after the end of each Fiscal Year, or as soon as practicable thereafter, a copy of the Company's informational federal income tax return for such Fiscal Year and such other information as is reasonably necessary to enable the Members to comply with their tax reporting requirements.

10.   Interest. No interest shall be paid to any Member on account of his interest in the capital of, or on account of his investment in, the Company.

11.   Management. The person(s) listed on Exhibit A as "Managers" from time to time (each, a "*Manager*") shall have the sole and exclusive right to manage, control, and conduct the affairs of the Company and to do any and all acts on behalf of the Company permitted by applicable law, and each such person shall be a "manager" within the meaning of the Act. As of the date hereof, Yishai Z Pliner shall be designated as the sole Manager of the Company within the meaning of the Act. Except as provided elsewhere in this Agreement, any action to be taken or authorized "by the Managers" or at the "discretion of the Managers" shall be construed to require: (a) if there are three or more Managers at such time, the approval of a majority of such Managers; (b) if there are two Managers at such time, the approval of all such Managers; and (c) if there is only one Manager at such time, the approval of such Manager. Any Manager acting alone is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person.

12.   Removal/Replacement of Managers. A Manager shall cease to be a Manager of the Company upon (a) the death or disability of such Manager or (b) the voluntary resignation of such Manager, it being agreed that any Manager shall have the right to voluntarily resign as a Manager upon written notice to all Members at any time. No Manager shall be subject to removal at the instance of any Member or Members. In the event a Manager ceases to be a Manager as provided herein by reason of such Manager's resignation, a replacement Manager may be designated and appointed by such Manager. In the event a Manager ceases to be a Manager as provided herein by reason of such Manager's death or disability, a replacement Manager may be designated and appointed by the written consent of the Members representing a majority in interest of the then-outstanding Units.

13.   Rights of Members. Other than Members who are acting in their capacities as Managers under the terms of this Agreement, or as expressly provided herein, the Members shall take no part in the control or management of the Company's business nor shall the Members have any power or authority to act for or on behalf of the Company. Any vote or consent required by the Members shall be made by Members representing a majority in interest of the then-outstanding Units.

14. **Transfer.** No Person shall directly or indirectly Transfer any Unit or any interest therein except as may be expressly permitted by this Agreement.

(a) Subject to the other provisions of this Section 14, no holder of Units may Transfer any Unit or any interest therein without the consent of the Managers, whose approval shall be determined in its sole discretion. As used in this Section 14, "*Transfer*" shall mean, when used as a noun, any sale, hypothecation, pledge, assignment, attachment, disposal, loan, gift, levy or other transfer, and, when used as a verb, to sell, hypothecate, pledge, assign, attach, dispose, loan, gift, levy or otherwise transfer.

(b) Notwithstanding anything in this Agreement to the contrary, (i) no Unit or any interest therein may be Transferred unless the transferee executes and delivers to the Company an instrument pursuant to which it agrees to be bound by the terms of this Agreement and (ii) no Transfer shall be permitted unless the Units to be Transferred are registered pursuant to the Securities Act and registered or qualified under applicable state law or Transferred in a transaction which is exempt from such registration and qualification. The Company may require an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, the cost of which opinion shall be borne by the transferor.

(c) Any attempted Transfer in violation of this Agreement shall be void and of no effect.

15. **Payments in Liquidation.** The assets of the Company shall be distributed in liquidation of the Company in the following order:

(a) to the creditors of the Company in satisfaction of the liabilities of the Company, in the order of priority established by law, either by payment or the reasonable provision for payment thereof; and

(b) to the Members, in repayment of any loans made to, or other debts owed by, the Company to such Members; and

(c) to the Members in accordance with their respective shares of Company profit and loss pursuant to Section 8 above.

16. **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of Delaware as applied to agreements among the residents of such state made and to be performed entirely within such state.

17. **Limitation of Liability of the Members.** Except as required by law, the Members, in their capacities as such, shall not be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the Company in excess of their respective capital contributions to the Company.

18. **Other Instruments and Acts.** Each of the Members agrees to execute any other instruments and to perform any other acts that are or may be necessary or appropriate to effectuate and carry on the Company.

19. **Binding Agreement.** This Agreement shall be binding upon the transferees, successors, assigns, and legal representatives of the Members.

20. Amendments

        (a)   Except as otherwise expressly provided herein, all amendments to this Agreement must be made in a writing and signed by the Managers and Members representing a majority in interest of the then-outstanding Units.

        (b)   Notwithstanding anything to the contrary contained in Section 20(a), no amendment which disproportionately and adversely affects any Member relative to other Members shall be effective as to such Member unless such Member consents in writing thereto.

        (c)   In addition to any amendments otherwise authorized hereby, this Agreement may be amended from time to time by the Managers without any consent of the Members to: (i) correct any printing or clerical errors or omissions; (ii) amend Exhibit A to reflect the admission or withdrawal of any Member or any change in the Units or Membership Percentage of the Members; (iii) amend Exhibit A to reflect the appointment or removal of any Manager; or (iv) to comply with applicable Act provisions or Treasury Regulations.

        (d)   Each Member agrees to be bound by each and every amendment to this Agreement that is duly adopted in accordance with this Agreement, whether or not such Member actually executes such amendment.

        21.   **Severability.** Each provision of this Agreement shall be considered severable, and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

        22.   **Entire Agreement.** This Agreement constitutes the full, complete, and final agreement of Members and Managers and supersedes all prior agreements among the Members and Managers with respect to the Company.

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IN WITNESS WHEREOF, the parties have executed this Limited Liability Company Agreement as of the date first written above.

MEMBER:

_____

Yishai Z Pliner

MAISONX, LLC

EXHIBIT A

AS OF OCTOBER 10, 2017

MEMBERS:

NAME AND ADDRESS		CAPITAL CONTRIBUTIONS		COMMON UNITS		MEMBERSHIP PERCENTAGE
Yishai Z Pliner c/o 412Labs, LLC, 175 Kent Ave., #317, Brooklyn, NY 11249		$0.00				100%
TOTAL:		$0.00				100%

MANAGERS:

Yishai Z Pliner

c/o 412Labs, LLC, 175 Kent Ave., #317
Brooklyn, NY 11249